

June 23, 2014

Via E-Mail
Veronica Trifon
Chief Executive Officer
ILoadApp
190/1 Alba Iulia St.
Chisinau, Moldova MD2071

> **Re: ILoadApp**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 3, 2014**
> **File No. 333-190786**

Dear Ms. Trifon:

We have reviewed your amended registration statement and response letter dated June 2, 2014, and have the following comments.

<u>General</u>

1. We have reviewed your response to prior comment 2 of our letter dated May 22, 2014, as well as your previous responses to our prior comments regarding shell company status. It remains unclear to us how you concluded that you are not a shell company as defined in Rule 405 without quantitative support demonstrating that your operations are other than nominal or that your assets are not limited to cash or nominal assets. Accordingly, as previously requested, disclose on the cover page, and elsewhere as appropriate, that you are a shell company and include appropriate risk factor disclosure highlighting the consequences of being a shell company. Alternatively, in light of your assertions to the contrary, please clarify in an appropriate place in your filing that there is a risk that you may be deemed a shell company, and discuss the consequences of that status, including the following:

    - the restrictions on your ability to use registration statements on Form S-8;
    - the limitations on the ability of your security holders to rely on Rule 144;
    - the requirement to file a Form 8-K containing Form 10-type information upon the consummation of an acquisition; and
    - the potential reduced liquidity or illiquidity of your securities.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-Mail</u>
Thomas C. Cook, Esq.
The Law Offices of Thomas C. Cook, Ltd.